Exhibit 99.1

FOR IMMEDIATE RELEASE	For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
PRESS RELEASE	Frauke Oberdieck
Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Second Quarter 2007 Financial Results

Amsterdam, Netherlands; August 7, 2007

Highlights

•                  Second quarter 2007 net income excluding non-recurring charges to interest expense from refinancing of securitized bonds was $58.2 million and excludes a non-recurring charge to interest expense of $24.0 million, net of tax, in connection with the refinancing of Aircraft Lease Securitisation (ALS) bonds.  Second quarter 2007 net income was $34.2 million including this charge.

•                  Second quarter 2007 basic and diluted earnings per share excluding non-recurring charges to interest expense from refinancing of securitized bonds were $0.68 and excludes a non-recurring charge to interest expense of $0.28 per basic and diluted share in connection with the refinancing of ALS bonds.  Second quarter 2007 basic and diluted earnings per share were $0.40 including this charge.

•                  Second quarter 2007 revenue was $246.6 million, up 51% over second quarter 2006.

•                  Sales revenue in the second quarter 2007 totaled $84.3 million and was generated from the sale of three aircraft, six engines and the sale of parts inventory.

•                  Total assets were $4.4 billion at June 30, 2007, a 23% increase over total assets of $3.6 billion at June 30, 2006.

•                  Committed purchases of aviation assets scheduled for delivery in 2007 are $798.7 million thus far, of which $458.6 million were delivered in the first half of 2007.

•                  On August 6, 2007 we closed a secondary offering of 20 million of our shares, increasing the percentage of our shares held by public investors from 31% to 54% and to 58% assuming the underwriters exercise their overallotment option.

Significant events during second quarter 2007 previously disclosed:

•                  We closed a refinancing of debt on 70 aircraft on May 8, 2007 through the issuance of $1.66 billion of securitized bonds.

•                  We signed an agreement for the purchase of an additional 10 new A330-200 aircraft with Airbus on May 14, 2007.

Summary of Financial Results

AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) announced the results of its operations for the quarter ended June 30, 2007.  The Company recorded net income excluding non-recurring charges to interest expense from the refinancing of securitized bonds of $58.2 million or $0.68 per basic and diluted share which excludes a non-recurring charge to interest expense of $24.0 million or $0.28 per basic and diluted share in connection with the refinancing of ALS bonds.  This represents an increase of 66% over the comparable figure for the second quarter 2006.  The Company recorded net income for the second quarter 2007 of $34.2 million, or $0.40 per basic and diluted common share.  This represents a 2% decrease from the comparable figure for the second quarter 2006.  Klaus Heinemann, CEO of AerCap, commented, “In addition to our strong second quarter 2007 operating and net income performance, the increase of our A330 forward order from 20 to 30 aircraft and the completion of our secondary offering in August 2007 are significant transactions that are favorable to long-term shareholder value.  AerCap’s success in maintaining a high utilization rate of our existing leased assets and our significant order book of new aircraft, many of which are already under lease commitments, is expected to contribute to our current and future operating performance.”  AerCap’s CFO, Keith Helming, added, “The refinancing of our securitization debt provides cost-effective and secure long-term financing for a majority of aircraft in our current owned fleet.  This refinancing, combined with our success at re-balancing our fleet of leased assets through opportunistic aircraft trades and committed future growth through our forward order contracts, is expected to have a positive impact on future operating performance.”

Detailed Financial Data
($ in Millions)

Operating results

	Three months ended June 30,			Six months ended June 30,
	2007	2006	% increase/ (decrease)	2007	2006	% increase/ (decrease)
Revenues	$246.6	$163.3	51%	$556.1	$302.4	84%
Net income	34.2	34.9	(2)%	94.7	70.4	35%

Revenue breakdown

	Three months ended June 30,			Six months ended June 30,
	2007	2006	% increase/ (decrease)	2007	2006	% increase/ (decrease)

Lease revenue	$140.7	$112.2	25%	$280.4	$200.2	40%
Sales revenue	84.3	38.8	117%	233.2	72.0	224%
Management fees, interest income and other revenue	21.6	12.3	76%	42.5	30.2	41%
Total revenue	$246.6	$163.3	51%	$556.1	$302.4	84%

Effective tax rate

The effective tax rate for our aircraft business was 11.8% and was 34.8% for our engine and parts business, resulting in an overall consolidated effective tax rate of 14.1% during the second quarter 2007.

Financial position

	June 30, 2007	June 30, 2006	% Increase over June 30, 2006
Flight equipment held for lease	$3,030.2	$2,555.0	19%
Total assets	4,411.3	3,577.8	23%
Total liabilities	3,521.9	3,054.2	15%
Total equity	856.0	491.5	74%

As of June 30, 2007, our portfolio consisted of 346 aircraft and 64 engines that were either owned, on order, under contract or letter of intent, or managed.  The number of aircraft and engines in our portfolio increased 9.6% since June 30, 2006 (324 aircraft and 50 engines).

Secondary Offering of 20 million shares

In the third quarter of 2007, we registered 20 million of our existing shares with the Securities and Exchange Commission effective July 31, 2007 which were subsequently sold by companies controlled by funds and accounts affiliated with Cerberus in a secondary offering that closed on August 6, 2007.  The registration increased the percentage of our shares held by public shareholders from 31% to 54% and to 58% assuming the underwriters exercise their overallotment option.  Proceeds from the sale of the registered shares were received by Cerberus-affiliated companies, members of our senior management and board of directors and an employee of Cerberus.  We did not receive any of the proceeds of the offering.

ALS Securitization Refinancing (as previously disclosed)

On May 8, 2007, ALS, a lease securitization special purpose entity that we consolidate in our financial statements, completed a refinancing through the issuance of $1.66 billion of AAA-rated class G-3 floating rate notes. The proceeds from the issuance of these notes were used to redeem all of the outstanding ALS debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing ALS’s aircraft portfolio size to 70 aircraft. The class G-3 notes bear an interest rate of one-month LIBOR plus 26 basis points, resulting in annual savings of approximately $16 million. Concurrently with the ALS refinancing, our revolving credit facility was amended and restated, resulting in a reduced interest rate spread and a two-year extension of the revolving period to May 2010. The size of our revolving credit facility remains $1.0 billion. As a result of the ALS refinancing, we reported a non-recurring expense in the second quarter of 2007 of $24.0 million, net of tax for the write-off of unamortized debt issuance costs related to the refinanced debt, costs related to the prepayment of the prior ALS notes and other related fees.  The majority of this non-recurring expense was non-cash.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of a non-GAAP measure used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding non-recurring charges to interest expense from refinancing of securitized bonds.  This measure is determined by adding interest expense charges in connection with the refinancing of securitized bonds, net of related tax benefits, to GAAP net income.  We use this measure to evaluate and communicate the results of our operations in periods where significant charges to interest expense from such refinancings have been recognized.  These charges in the second quarter 2007 were recognized in connection with our refinancing of ALS securitized bonds.  We do not expect interest expense charges of a similar magnitude to occur in comparable periods in the future.  We believe this measure provides investors with a more meaningful view on our operational performance and allows investors to better understand our operational performance in relation to past and future reporting periods.  Following is a reconciliation of net income excluding non-recurring charges to interest expense from refinancing of securitized bonds to net income:

	Three months ended
($s in Millions)	June 30, 2007	June 30, 2006
Net income	$34.2	$34.9
Plus: Non-recurring charges to interest expense from refinancing of securitized bonds, net of tax	24.0	—
Net income excluding non-recurring charges to interest expense from refinancing of securitized bonds	$58.2	$34.9

Earnings per share excluding non-recurring charges to interest expense from the refinancing of securitized bonds are determined by dividing the amount of net income excluding non-recurring charges to interest expense from the refinancing of securitized bonds by the average number of shares outstanding for that period.  The average number of shares is based on a daily average.

Conference Call

In connection with the earnings release, management will host an earnings conference call on Tuesday, August 7, 2007 at 9:30 A.M. eastern time.  All interested parties are welcome to participate on the live call.  The conference call can be accessed by dialing (US investors) 800 257-6607 or (International investors) 001 303 262-2125; there is no passcode.

A webcast of the conference call will be available at http://www.aercap.com.
For those who are not able to listen to the live call a replay will be available through

August 14, 2007 and can be accessed by dialing toll-free (US) (800) 405-2236 or (international) 001 303 590-3000, pass code 11094107.  The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap has a fleet of over 340 aircraft owned, managed or under contracted orders and a diversified commercial engine portfolio. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

Forward Looking Statements

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not necessarily limited to, statements relating to future operations.  Words such as “expect(s)” and similar expressions are intended to identify such forward-looking statements.  These statements are based on management’s current expectations and beliefs and are subject to a number of factors that could lead to actual results materially different from those described in the forward-looking statements.  AerCap’s expectations may not be attained.  There are important factors that could cause actual results, level of activity, performance or achievements to differ from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements.  In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release may not occur.  Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.  Such forward-looking statements speak only as of the date of this press release.  AerCap expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

		December 31, 2006
	June 30, 2007	(adjusted)	June 30, 2006
Assets
Cash and cash equivalents	$250,124	$131,201	$237,388
Restricted cash	178,116	112,277	117,420
Trade receivables, net of provisions	29,470	25,058	28,402
Flight equipment held for operating leases, net	3,030,170	2,966,779	2,554,974
Flight equipment held for sale	157,981	—	—
Notes receivables, net of provisions	173,207	167,451	176,980
Prepayments on flight equipment	186,179	166,630	113,074
Investments	16,091	18,001	2,999
Goodwill	6,776	6,776	37,225
Intangibles, net	46,100	34,229	33,412
Inventory	83,064	82,811	54,651
Derivative assets	20,355	17,871	30,680
Deferred income taxes	92,132	96,521	104,560
Other assets	141,522	92,432	86,015
Total Assets	$4,411,287	$3,918,037	$3,577,780

Liabilities and Shareholders’ equity

Accounts payable	$9,453	$6,958	$6,497
Accrued expenses and other liabilities	70,914	92,466	70,906
Accrued maintenance liability	282,474	259,739	167,868
Lessee deposit liability	78,747	77,686	69,023
Debt	2,977,654	2,555,139	2,542,636
Accrual for onerous contracts	68,376	111,333	121,442
Deferred revenue	31,460	28,391	25,946
Derivative liabilities	—	—	1,500
Deferred income taxes	2,843	3,383	48,366
Total liabilities	3,521,921	3,135,095	3,054,184

Minority interest	33,333	31,938	32,057

Share capital	699	699	646
Additional paid-in capital	601,850	591,553	370,761
Retained earnings	253,484	158,752	120,132
Total shareholders’ equity	856,033	751,004	491,539
Total Liabilities and Shareholders’ equity	$4,411,287	$3,918,037	$3,577,780

* Adjusted for our adoption of FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” on January 1, 2007.

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2007 (A)	2006 (A)	2007 (A)	2006 (A)
Revenues
Lease revenue	$140,677	$112,216	$280,380	$200,157
Sales revenue	84,281	38,788	233,166	72,003
Interest revenue	8,178	8,992	15,450	17,926
Management fee revenue	4,323	3,386	7,348	7,067
Other revenue	9,157	(46)	19,744	5,276
Total Revenues	246,616	163,336	556,088	302,429

Expenses
Depreciation	37,223	26,979	71,155	51,303
Cost of goods sold	58,579	29,224	176,582	49,726
Interest on term debt	68,362	31,421	118,846	59,624
Operating lease in costs	4,623	6,271	10,860	12,627
Leasing expenses	9,703	7,077	13,735	11,605
Provision for doubtful notes and accounts receivable	263	1,894	122	596
Selling, general and administrative expenses	27,642	19,101	54,227	30,234
Total Expenses	206,395	121,967	445,527	215,715

Income from continuing operations before income taxes and minority interest	40,221	41,369	110,561	86,714

Provision for income taxes	(5,657)	(6,606)	(15,683)	(17,036)
Net income before minority interest	34,564	34,763	94,878	69,678

Minority interest, net of taxes	(398)	93	(146)	693
Net Income	$34,166	$34,856	$94,732	$70,371

Basic and diluted earnings per share	$0.40	$0.45	$1.11	$0.90
Weighted average shares outstanding—basic and diluted	85,036,957	78,236,957	85,036,957	78,236,957

(A)—Includes the results of operations of AeroTurbine from the date of our acquisition-April 26, 2006.

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2007 (A)	2006 (A)	2007 (A)	2006 (A)
Net income	34,166	34,856	94,732	70,371
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	398	(93)	146	(693)
Depreciation	37,223	27,164	71,155	51,488
Amortisation of debt issuance cost	29,851	1,874	31,559	3,695
Amortisation of intangibles	2,979	3,800	4,923	7,081
Gain on elimination of fair value guarantee	—	—	(10,736)	—
Provision for doubtful notes and accounts receivable	263	1,894	122	596
Capitalised interest on pre-delivery payments	(1,422)	(1,271)	(2,986)	(2,638)
Gain on disposal of assets	(18,523)	(8,709)	(43,484)	(21,422)
Change in fair value of derivative instruments	(1,591)	(11,595)	(2,484)	(18,847)
Deferred taxes	2,640	6,728	12,656	16,824
Share-based compensation	2,328	1,935	4,774	1,935
Changes in assets and liabilities
Trade receivables and notes receivable, net	(4,138)	(9,103)	(10,290)	16,777
Inventories	(22,705)	(2,009)	(11,926)	(2,009)
Other assets	(12,020)	(27)	(19,518)	(1,040)
Accounts payable and accrued expenses, including - accrued maintenance liability, lessee deposits	24,969	5,510	(26,216)	(18,823)
Deferred revenue	2,395	330	3,069	2,033
Net cash provided by operating activities	76,813	51,284	95,496	105,328

Purchase of flight equipment	(165,592)	(148,076)	(389,177)	(256,326)
Proceeds from sale/disposal of assets	58,277	26,571	185,182	59,786
Prepayments on flight equipment	(50,552)	(6,866)	(69,202)	(34,866)
Purchase of investments	—	2,056	—	—
Purchase of subsidiaries, net of cash acquired	—	(145,246)	—	(145,246)
Purchase of intangibles	—	—	(16,794)	—
Movement in restricted cash	(78,657)	13,122	(65,839)	40,310
Net cash used in investing activities	(236,524)	(258,439)	(355,830)	(336,342)

Issuance of debt	1,807,061	327,239	2,053,564	460,296
Repayment of debt	(1,497,630)	(122,359)	(1,633,285)	(183,156)
Debt issuance costs paid	(40,560)	(19,657)	(42,019)	(23,867)
Capital contributions from minority interests	1,250	7,750	1,250	32,750
Net cash provided by financing activities	270,121	192,973	379,510	286,023
	—

Net increase (decrease) in cash and cash equivalents	110,410	(14,182)	119,176	55,009
Effect of exchange rate changes	(389)	(946)	(253)	(1,175)
Cash and cash equivalents at beginning of period	140,103	252,516	131,201	183,554
Cash and cash equivalents at end of period	250,124	237,388	250,124	237,388

(A)—Includes the cash flows of AeroTurbine from the date of our acquisition—April 26, 2006.